Exhibit 99.1

Beamr Brings NVIDIA Video Super Resolution to Live Sports and Broadcast Video

Beamr integrates NVIDIA Video Super Resolution technology into existing production and delivery chains and measures the result with subjective viewer testing. Live demonstrations at IBC 2026, RAI Amsterdam, September 11–14

Herzliya, Israel, Aug. 05, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (Nasdaq: BMR), a leader in video optimization technology and solutions, today announced it is bringing AI upscaling to live sports, broadcast, and streaming with NVIDIA Video Super Resolution combined with Beamr’s Emmy® Award-winning content-adaptive bitrate (CABR) encoding, running inside existing production and delivery chains. The combined workflow turns the HD feeds broadcasters already have into a 4K viewing experience - without the delivery-cost penalty upscaling normally carries. Beamr will demonstrate the technology live at IBC 2026 in Amsterdam, September 11–14, Stand 1.D22 (Hall 1).

Most of the 4K sport content on viewers’ screens was never produced in native 4K. It is shot in HD and upscaled automatically by the television set, every frame, up to 60 times per second - the last device in the chain, with no production quality control as a result. Producing native 4K has remained too expensive for most live content, until now.

The Beamr pipeline powered by NVIDIA moves that decision back into the broadcaster’s hands. NVIDIA Video Super Resolution upscales HD sources inside the production chain, where the process can be controlled and verified; Beamr’s CABR encoding then delivers the result in streams up to 50% smaller than standard encoding - premium picture quality without premium delivery costs. The entire pipeline runs end-to-end on NVIDIA RTX PRO GPUs and can be deployed in the cloud or on-premises.

Verification is central to the collaboration. Beamr VISTA validates output quality through subjective viewer testing, measuring whether audiences actually perceive an improvement. Results vary by source content - which is exactly why Beamr measures rather than promises, and why testing runs on the customer’s own material.

“There is a widening gap between the quality viewers expect and the quality live production economics can afford,” said Sharon Carmel, CEO of Beamr. “Together with NVIDIA, we are closing that gap - a 4K experience from the feeds broadcasters already have, at delivery costs they already pay.”

“Upscaling only makes sense if viewers can see the difference and the delivery costs can’t,” Carmel added. “We built the tools that verify the first and take care of the second.”

“AI is transforming how live content is produced and delivered,” said Richard Kerris, GM and VP of Media & Entertainment at NVIDIA. “With NVIDIA Video Super Resolution, accelerated computing and Beamr’s content-adaptive encoding, broadcasters and streaming providers can enhance existing HD video and efficiently deliver higher-quality viewing experiences across cloud and on-premises workflows.”

Broadcasters, rights holders, and streaming platforms attending IBC 2026 can book a meeting and live demonstration at beamr.com/ibc26  or visit Beamr at Stand 1.D22 (Hall 1).

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com and follow us on Linkedin and X.

Forward-Looking Statements

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Investor Contact:
investorrelations@beamr.com